UC Asset Limited Partnership

2299 Perimeter Park Dr. #120

Atlanta, GA 30341, USA

April 29, 2021

To: William Demarest or Robert Telewicz

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP
Amendment	No.3 to Registration Statement on Form 10-12G
Filed	March 11, 2021
File	No. 000-56203

Dear Mr. Demarest/Mr. Telewicz:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”), is submitting this letter in response to your comment letter dated April 9, 2021 relating to the Amendment No.3 to Registration Statement on Form 10-12G filed by us on March 11, 2021. Simultaneous with this letter, we are filing Amendment No. 4 to Registration Statement on Form 10-12G (“Amendment No. 4”).

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

General

1. We note your response to comment 1. The assignment agreements filed as exhibits reflect that SHOC and HOTAL were the wholly owned subsidiaries at the time of the agreements. Please clarify the material terms of the acquisition of SHOC and Hotal, including the party from whom you acquired these entities and the affiliation. If there are acquisition agreements, other than the assignment agreements, please file as exhibits. Lastly, please file executed agreements.

RESPONSE: SHOC and Hotal were not acquired from any third parties. Rather, they were formed by us in 2020. In our previous filing, the Amendment No. 2 to Registration Statement dated December 21, 2020, when we first disclosed the addition of SHOC and HOTAL, our original text was “our investment portfolio has expanded to include our investment interests in two more investees, SHOC LLC and Hotal LLC”.

In the Staff’s comment letter to our Amendment No.2, the Staff asked us “disclose how (UC Asset) acquired these investment interests and the material terms”. In this context, we interpreted the Staff’s use of the word “acquire” as “to come into possession or control of often by unspecified means”, which is one of its definition by the Merriam Webster dictionary. As a result, we have been since using the word “acquire” in our filing as meaning “come into possession”.

We recognize that we may have misunderstood the Staff’s choice of word. As a result, we have revised our filing and replaced the word “acquire” with more precise expression.

Note 4 - Fair Value of Financial Instruments, page F-9

2. We note your response to our prior comment 4. Please address the following with respect to your conclusion that you meet the criteria to apply investment company accounting under ASC 946:

RESPONSE: At the inception of the Partnership in 2016, our conclusion, that we are qualified to apply investment company accounting, was drawn from the fact that we were formed to invest into a portfolio of real estate properties for the purpose of capital appreciation. The same conclusion was used in our Form 1-A which was qualified by SEC staff in 2018.

We understand that the following questions by the Staff are mostly directed to the management of our subsidiaries, which the Staff referred to as “noninvestment company partnerships” or “a portfolio of investment partnerships”. We respectfully clarify that it is not what our subsidiaries are, and it is not how we have presented these subsidiaries in our previous filings. We confirm that our business purpose is to invest in and own multiple investments in real estate properties, mostly through our subsidiaries as in a “master-feeder” structure. Further, our subsidiaries are all set up for the business purpose of investment. Furthermore, as of March 31, 2021, all of our subsidiaries are 100% owned by us and hence may be considered as “affiliates” with us, despite that their daily operations being separate.

In response to the Staff’s comments, we have recognized that some narratives in our previously filing may have been ambiguous and may be misinterpreted as if we treat our subsidiaries as “noninvestment company partnerships” or “a portfolio of investment partnerships”. In order to clarify this, throughout Amendment No. 4 we have eliminated any narratives that may be ambiguous, and have added additional narratives.

Along the same lines, we have also revised and expanded our “Detailed Analysis on UC Asset’s Status Under ASC Topic 946-15”, which was originally filed with our previous response letter dated December 28, 2020. We have attached the revised analysis to this letter as Schedule A.

In the following responses, we address the Staff’s further questions separately:

●	Tell us whether the management of the noninvestment company partnerships (Atlanta Landsight LLC, SHOC LLC and Hotal LLC) are affiliates of the company. In your response tell us the individuals that make up the management teams of each entity and their relationship, if any, to UC Asset LP.

Response: Per our current analysis under ASC 946, our subsidiaries are NOT noninvestment company partnerships. They can be considered as our affiliates and are themselves deemed to be investment companies. As a result, we believe that whether the management of our subsidiaries are affiliates of UC Asset is not material nor germane to our application of investment company accounting.

●	Provide us with a more detailed description of the bylaws that allow the company to select and replace management of the unconsolidated subsidiaries, and clarify for us whether there are any limitations on your ability to replace management of these entities.

Response: Per our current analysis under ASC 946, our subsidiaries can be considered as our affiliates and are themselves deemed to be investment companies. Therefore, we believe that our ability in selecting and replacing management of our subsidiaries is not material nor germane to our application of investment company accounting.

●	Explain to us in greater detail the business purpose of your organization structure, and clarify for us why your real estate investment activities are performed through noninvestment company partnerships.

Response: The business purpose of our organization structure is for the Partnership to invest into a diversified portfolio of real estate properties, through a number of subsidiaries, each of which is a single-investor investment company under ASC 946-10-55-18, and each of which may be an affiliate with us.

This structure, under which our real estate investment activities are performed through subsidiaries, has business benefits, which include but are not limited to the follows:

i.	To enable each subsidiary to invest in and manage a specific type of real properties, for example, detached or small multi-family residential property for Atlanta Landsight LLC, farmland for UCF Development LLC (before its dissolution), and shared home-office properties for SHOC Holdings LLC; and

ii.	To separate operational, legal and financial risks among those LLCs, as well as between them and the Partnership.

●	It appears from your disclosure on pages 1 - 4 of your filing that your business purpose is to invest in portfolio of investment partnerships for the purpose of capital appreciation. However, elsewhere in your filing it appears that your business purpose is to own and manage a portfolio of real estate properties. For example, your risk factors on page 6 discuss the potential inability to make distributions to limited partners because of unanticipated capital improvements required to be made to your properties. Please clarify for us whether your business purpose is to invest in a portfolio of partnership entities or to invest in a portfolio of real estate assets and revise the disclosure throughout your filing as necessary.

Response: As clarified in our responses above, our business purpose is to invest in a portfolio of real estate properties. Our business purpose is NOT to invest in a portfolio of investment partnership entities. As noted in our responses above, we have recognized that some of our prior narrative may have been ambiguous. In response to the Staff’s comments, we have revised pages 1 – 4 of Amendment No. 4, as well as throughout our filing as necessary, in order to eliminate any such ambiguity.

●	Tell us whether you have an exit strategy with respect to your investments in the noninvestment company partnerships and how that strategy has been communicated to investors.

Response: Per our current analysis under ASC 946, our subsidiaries can be considered our affiliates and they do not form our portfolio. Therefore, we believe that whether we have exit strategy with respect to our ownership interests in our subsidiaries is not material nor germane to our application of investment company accounting.

We hereby clarify that we have a clear exit strategy with respect to our investments of real estate properties. Our exit strategy is to sell these properties on the market from time to time, preferably at a price equal to or above their fair market value. We have sold many of our properties in our past years of operation, and those sales have been timely disclosed and communicated to our investors in our filings.

Mr. Greg Bankston, who previously was our person of contact for this communication, has been replaced by Mr. Larry Xianghong Wu. If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com.

Sincerely,

/s/
Larry Xianghong Wu

Schedule A:

Detailed Analysis on UC Asset’s Status
Under ASC Topic 946-15

NOTE: In this analysis, the Partnership’s affiliate subsidiaries, which are 100% owned by the Partnership and are materially controlled by the Partnership, are treated as being included as part of the Partnership’s operation when we examine the Partnership. We believe that the analysis we applied here covers all of our subsidiaries and therefore the same conclusion would be reached if they would be examined individually.

Code Section	Description	Analysis
946-10-15-3	The guidance in this Topic does not apply to real estate investment trusts	UC Asset (hereinafter “UCA”) is not a real estate investment trust (REIT).

946-10-15-4	An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.	UCA is not regulated under the Investment Company Act of 1940
946-10-15-5

An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

UCA does have the investment company characteristics of an investment company - see below
946-10-15-6

An investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services.

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

a1. UCA obtained funds from in excess of 80 investors and provides investment management services in that UCA determines where and how to invest, when to invest and when and how to divest.

a2. Section 2.09 of the Limited Partnership Agreement (hereinafter “LPA”) of UCA states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments” . Further, the LPA defines Portfolio Investments primarily as investments into real estate properties and/or fixed income assets. Furthermore, since UCA was formed as a Master Limited Partnership, 90% of its investment income must be generated from its ownership of real properties.

b. UCA and all our affiliates obtain our returns or benefits predominantly from our ownership interests in real properties, and obtain a small amount of benefits from debt investment. All the above are either capital appreciation or investment income.

946-10-15-7

An investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a {add glossary link to second definition}fair value{add glossary link to second definition} basis.

a. Since inception, UCA has constantly owned more than one property, ranging between 5 to 15.

b1. UCA has greater than 80 pre-IPO investors and more than 15 investors bought its units on public markets .

b2. UCA’s subsidiaries have only one investor, but ASC 946-10-55-18 should apply.

c. Virtually all of UCA’s investors are unrelated.

d. UCA’s ownership interests are in the form of partnership units.

e. UCA has managed 100% of its investments on a fair value basis since inception.

946-10-15-8	To be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.	UCA has the fundamental characteristics enumerated in 946-10-15-6 and 946-10-15-7

946-10-15-9	The implementation guidance in Section 946-10-55 is an integral part of assessing investment company status and provides additional guidance for that assessment.

946-10-55-1	This Section provides additional guidance for the assessment in paragraphs 946-10-15-5 through 15-9 to determine whether an entity that is not regulated under the Investment Company Act of 1940 is an investment company under this Topic.	UCA meets the additional guidance in this Section.

946-10-55-4

An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

UCA and its subsidiaries have no substantive activities other than its investing activities and do not have significant assets or liabilities not relating to investing activities.
946-10-55-5	Not applicable.

946-10-55-6

Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

Section 2.09 of UCA’s LPA (our bylaws) states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments”. Further, the LPA defines Portfolio Investments as investments “(i) in real estate properties in the metropolitan area of Atlanta, Georgia; (ii) in real estate properties in the metropolitan area of Dallas, Texas; (iii) in real estate properties in other regions as determined by the General Partner; (iv) in private or secondary market securities that yield fixed income; and (v) in other investments as agreed by the General Partner from time to time.” The above sections in UCA’s bylaws clearly present UCA’s business purpose as investment.

In our Form 1-A Offering Memorandum in 2018, we clearly stated that “UC Asset LP is a limited partnership formed for the purpose of investing in real estate for development and redevelopment.” Similar statements are included in our Form 10/A.

UCA has never presented to any party that its objective is activities such as jointly developing, producing, or marketing products with its investees.

UCA’s subsidiaries are formed to carry on UCA’s business purpose. Their purposes have never been stated otherwise.

946-10-55-7	…Accordingly, an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments.…. Therefore, an entity should have a plan to dispose of its investments before liquidation. ….

UCA has a clear exit strategy to realize its capital appreciation, which is to sell its properties on the open market, preferably when market conditions allow it to sell the property equal to or above its fair market value. UCA has, from time to time, been selling its properties.

UCA’s bylaws have clearly stated that it must sell all its properties or distribute them as in-kind distribution to investors before liquidation.

946-10-55-8	An entity would not be an investment company if the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

1. UCA and its affiliates have no objective of obtaining returns or benefits from their investees or affiliates that are not normally attributable to its ownership interests in real properties.

2.UCA and its affiliates have no objective of obtaining returns or benefits that are other than capital appreciation or investment income.

946-10-55-9

An investment company may have a strategy to invest in more than one investee in the same industry, market, or geographical area to benefit from synergies that increase the returns from capital appreciation and investment income from those investments. Transactions between an entity’s investees should not affect the entity’s assessment of whether it is an investment company unless those transactions result in the entity obtaining returns or benefits other than capital appreciation or investment income.

UCA invests in more than one property in the real estate industry and in same market and geographical area to benefit from synergies from capital appreciation.

For example, UCA has stated that its subsidiary, SHOC Holdings LLC, aims to acquire properties in the same geographical area to form a “cluster” or “community” of shared home-offices, as the acronym SHOC stands for “Shared Home-Office Cluster/Community”.

946-10-55-10

An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee

b. Financial support, such as a loan, capital commitment, or guarantee.

The services which UCA provides to our affiliates are in line with this guidance.

946-10-55-11	Title: Typical Characteristics of an Investment Company. 946-10-55-11 to 946-10-55-29 provided details to this Section.	UCA meet all the typical characteristics of an investment company listed in 946-10-55-12 to 29. The analysis has been provided above under 946-10-15-7.